AQUAMER MEDICAL CORP.
8 Algonquian Drive
Natick, Massachusetts 01760

December 9, 2010
Mr. Russell Mancuso
Branch Chief
Securities and Exchange Commission
Mail Stop 3030
Washington, DC 20549

Re: Aquamer Medical Corp.
Revised Proxy Statement on Schedule 14A
Filed December 3, 2010 and December 6, 2010
File No. 000-52327

Dear Mr. Mancuso:

Aquamer Medical Corp.  (“Aquamer”, the “Company” or “we”) hereby provides for review by the U. S. Securities and Exchange Commission  (the “Commission”) a response to your comment letter, dated December 8, 2010 (the “Comment Letter”) with respect to the Company’s Revised Proxy Statement on Schedule 14A, filed December 3, 2010 and December 6, 2010 (the “Proxy Statement”).

The text of your comment is set forth in boldface below, followed by the response of the Company.

1.        If your elect to summarize our comments as you do in the explanatory note on the cover page, please ensure such summary accurately reflects our comments. We note, for example, that you state that the proxy statement is being issued in response to comments issued by the staff "(vi) to change the dates relating to the mailing of this revised definitive proxy statement and the date of the special meeting."   We did not issue such a comment. Please tell us how you intend to correct this statement.

Response:	In response to your comment, we have filed an amendment to the Definitive Proxy Statement which revises the language of the Explanatory Note.

Mr. Russell Mancuso
December 9, 2010

Aquamer Medical Corp. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the responses set forth in this letter please contact me at 508-647-0041 or 617-777-2807.

Regards

/s/ Edwin A. Reilly
Edwin A. Reilly
Chief Executive Officer

cc:	Mr. Ruairi Regan
Eric Hellige, Esq.